Office of General Counsel

Please Reply to:

Stephen M. Jackson
Asst. General Counsel
One Nationwide Plaza 01-09-V2
Columbus, Ohio 43215
E-mail: jacksos5@nationwide.com
Tel: (614) 677-8212
Fax: (614) 249-2112

VIA EDGAR

July 25, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
 Washington, D.C.  20549-4644

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account – 7
(N-6 Registration Statement, File No. 333-140606)
ACCESSION NUMBER: 0001190903-07-000041

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 7 ("Variable Account"), hereby apply for the immediate withdrawal of its Registration Statement on Form N-6, File
No. 333-140606, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 12, 2007 and has not been declared effective and no securities have been sold in connection with the offering.

         Nationwide's request is based on a determination not to proceed with the registration of the product included in the Registration Statement at this time. Accordingly, Nationwide hereby respectfully requests the immediate withdrawal of the Registration Statement.

         Nationwide further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions about this request for withdrawal, please reply to me at the contact information on the first page of this correspondence.

Sincerely yours,

/s/ STEPHEN M. JACKSON
Stephen M. Jackson
Asst. General Counsel
Office of General Counsel
Nationwide Life Insurance Company